PE 04/01/2013



13001773

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

APR 11 2013

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-1-13

Ira L. Kotel
Salans FMC SNR Denton
ira.kotel@dentons.com

Re: Discovery Laboratories, Inc.
Incoming letter dated April 1, 2013

Dear Mr. Kotel:

This is in response to your letter dated April 1, 2013 concerning the shareholder proposal submitted to Discovery Laboratories by Michael Tompros. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Michael Tompros
*** FISMA & OMB Memorandum M-07-16 ***

April 11, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Discovery Laboratories, Inc.
Incoming letter dated April 1, 2013

The proposal relates to a transaction.

There appears to be some basis for your view that Discovery Laboratories may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Discovery Laboratories' request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Discovery Laboratories omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From:	Causey, Melissa A. <melissa.causey@dentons.com>
Sent:	Monday, April 01, 2013 7:06 PM
To:	shareholderproposals
Cc:	Kotel, Ira L.
Subject:	No-Action Request for Discovery Laboratories, Inc.
Attachments:	Scan001.PDF

We are of counsel to Discovery Laboratories, Inc., and we are submitting the attached no-action request under Rule 14a-8 on behalf of our client. Please contact me at (212) 398-5278 or Ira Kotel at (973) 912-7177 if you have any questions or need any further information regarding this request. Thank you very much.

Melissa Causey



Melissa A. Causey,Esq.
Associate

D +1 212 398 5278
T +1 212 768 6700

Dentons US LLP
1221 Avenue of the Americas
New York, NY 10020-1089

melissa.causey@dentons.com
dentons.com

SNR Denton is proud to join Salans and FMC as a founding member of Dentons

DENTONS

Ira L. Kotel
Partner

ira.kotel@dentons.com
D +1 973 912 7177

Dentons US LLP
101 JFK Parkway
Short Hills, NJ 07078-2708 USA

T +1 973 912 7100
F +1 973 912 7199

Salans FMC SNR Denton
dentons.com

VIA E-MAIL

April 1, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Michael Tompros
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, Discovery Laboratories, Inc. (the "Company"), we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to exclude from its proxy statement and form of proxy (the "Proxy Materials") for the Company's 2013 annual meeting of shareholders (the "Annual Meeting") the shareholder proposal submitted to the Company by Michael Tompros (the "Proposal"). The Company requests confirmation that the Commission will not recommend enforcement action if the Company excludes the Proposal from its Proxy Materials for the reasons discussed herein.

Pursuant to Rules 14a-8(b) and 14a(f) under the Securities Exchange Act of 1934, the Company may exclude a proposal if the proponent does not timely demonstrate that, at the time the proposal was submitted to the Company, the proponent had held at least $2,000 in market value or 1% of the Company's securities entitled to vote on the proposal for at least one year as of the date the proponent submits the proposal to the Company.[1] Rule 14a-8(b)(2) states that when a shareholder is not a registered holder of a company' securities and has not made a filing with the Commission describing his beneficial ownership, the shareholder has the burden of proving his eligibility to submit a proposal by providing the company with a written statement from the "record" holder of his securities confirming that, as of the date the shareholder submitted his proposal to the company, the shareholder had continuously held the requisite number of securities for at least one year. Additionally, the shareholder must provide the company with a written statement that he intends to continue holding the securities through the date of the Annual Meeting. If the shareholder does not establish his eligibility to submit a proposal by following the procedural requirements of Rule 14a-8, the company may exclude his

[1] The Company does not believe that the Proposal meets the requirements for a "proposal" under Rule 14a-8. The Company reserves the right to raise this objection if the staff does not concur with the Company's opinion that the Proposal may be omitted for the reasons set forth in this letter.

proposal pursuant to Rule 14a-8(f)(1) if (i) within 14 days, the company notifies the shareholder in writing of the procedural or eligibility deficiencies of his proposal and the time frame for the shareholder's response and (ii) the shareholder fails to correct the deficiencies within 14 days of his receipt of the company's notification.

The Company received the Proposal, a copy of which is attached as Exhibit A to this letter, from Michael Tompros by e-mail on February 21, 2013. The Proposal was deficient under Rule 14a-8 because it did not indicate how many shares of the Company's stock Mr. Tompros held or that he had held the requisite shares of the Company for at least a year prior to submitting the Proposal. Furthermore, the Proposal did not include a statement that Mr. Tompros intended to hold his shares through the Annual Meeting, as required by Rule 14a-8(b). Upon a review of the Company's shareholder records, Mr. Tompros did not appear as a registered holder of the Company's stock. Additionally, Mr. Tompros has not made any filings with the Commission detailing his beneficial ownership of the Company's securities. In compliance with Rule 14a-8(f), the Company notified Mr. Tompros via e-mail of the procedural deficiencies of his Proposal and the requirement to correct such deficiencies on within 14 days of receiving the notification on March 1, 2013.[2] A copy of the Company's notification is attached hereto as Exhibit B.

The Company has not received a response or any further correspondence from Mr. Tompros after it sent him the notification of the Proposal's deficiencies. Because Mr. Tompros has not complied with the procedural requirements of submitting a shareholder proposal under Rule 14a-8, the Company may exclude the Proposal from its Proxy Materials. The Company hereby requests that the staff of the Commission concur that it will take no action if the Company omits the Proposal from its Annual Meeting Proxy Materials.

Please let us know if we can provide you with any additional information or answer any questions that you may have with respect to this matter. Should you disagree with our opinion regarding exclusion of the Proposal, we would appreciate an opportunity to discuss this matter prior to the issuance of the Commission's response. As the Company intends to file its Annual Meeting Proxy Materials on or about April 15, 2013, we would appreciate a prompt response. You may reach me at (973) 912-7177, or by e-mail at ira.kotel@dentons.com.

Sincerely,



Ira L. Kotel, Esq.

[2] The Company sent Mr. Tompros a notice of the procedural deficiencies of the Proposal to *** FISMA & OMB Memorandum M-07 the e-mail address from which he submitted the Proposal. As Mr. Tompros did not provide his mailing address when submitting the Proposal, the Company also mailed a copy of the letter via FedEx to the only address for Mr. Tompros it could find in its records on March 4, 2013.

Exhibit A

Shareholder Proposal

From:	Mike Tompros
To:	Investor Relations
Cc:	Mike at Bellsouth
Subject:	Stockholder Proposal for 2013 Annual meeting
Date:	Thursday, February 21, 2013 8:45:02 AM

Attention : Corporate Secretary - Discovery Laboratories, Inc.

Your Form 8-K filed with The Securities and Exchange Commission yesterday (February 20, 2013) explained :

In order for a proposal under Rule 14a-8 to be considered timely, it must have been received by the Company on or prior to March 6, 2013

I am a shareholder and propose the following for considerations by the shareholders at the June 11, 2013 Annual Meeting :

To advise the Board of Directors and Executive Management of Discover Laboratories, Inc to aggressively seek and complete a transaction to have the company aquired in whole on or before August 1, 2013. Any offer in excess of $ 7.00 cash per share will be accepted.

Please confirm your receipt of this proposal. Thank You.

Micahel Tompros

Exhibit B

Notice of Deficiency

Fitzgibbon, Kathleen

From:	Fitzgibbon, Kathleen
Sent:	Friday, March 01, 2013 10:06 AM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Subject:	Stockholder proposal
Attachments:	Letter to Tompros - 03 01 13.pdf

Dear Mr. Tompros,

Discovery Labs is in receipt of your email dated February 21, 2013. The Company's response is attached. If you will provide your mailing address I will be happy to send you a hard copy of the letter.

Regards,

Kathleen W. Fitzgibbon
Manager, Senior Paralegal
Discovery Laboratories, Inc.
2600 Kelly Road, Suite 100
Warrington, PA 18976
(O) (215) 488-9435
(M) (215) 589-8317
(F) (215) 488-9557

March 4, 2013

Dear Mr. Tompros,

Further to my email, enclosed is a hard copy of the letter dated March 1, 2013. Please call with any questions.

Kathleen W Fitzg[illegible]



March 1, 2013

Via E-mail
*** FISMA & OMB Memorandum M-07-16 ***
Michael Tompros

*** FISMA & OMB Memorandum M-07-16 ***

Re: Discovery Laboratories, Inc.--Stockholder Proposal

Dear Mr. Tompros:

This letter acknowledges receipt by Discovery Laboratories, Inc. (the "Company") of the e-mail submitted by you dated February 21, 2013 for consideration at the Company's 2013 Annual Meeting of Shareholders (the "Annual Meeting"). The e-mail was received by the Company on February 21, 2013.

As a preliminary matter, it appears that your e-mail does not meet the requirements for a valid "proposal" for purposes of Rule 14a-8 under the Securities Exchange Act of 1934, the text of which is attached as Exhibit A to this letter. However, assuming the letter does meet the applicable requirements (to the extent such letter does meet the applicable requirements, the "Proposal"), I am writing to notify you of certain deficiencies with respect to the Proposal.

Your e-mail does not include how many shares of the Company's common stock you own, for how long you have held such shares, or any documentation of your beneficial ownership of shares of which you are not a "record" holder (if applicable). In order to be eligible to submit a shareholder proposal for inclusion in the Company's proxy materials, you must have held a sufficient number of shares of a class of the Company's stock eligible to vote on the proposal for one year as of the date of submission of your proposal. Rule 14a-8(b), the text of which is included in Exhibit A to this letter, requires you to provide the Company with proof that you have continuously held at least $2,000 in market value of the Company's stock for at least one year preceding and including the date you submitted the Proposal, February 21, 2013. The Rule also requires that you continue to hold those shares through the date of the Annual Meeting.

We have not yet received the required proof that you have satisfied Rule 14a-8(b)'s ownership requirements. As explained in the Rule, proof of ownership must be in the form of a written statement from the "record" holder of the securities (usually a broker or bank) confirming that you continuously held the required number of the Company's shares for at least one year preceding and including February 21, 2013, the date you submitted your Proposal. In addition, under the Rule, you must also provide a written statement that you intend to continue to own the requisite amount of shares through the date of the Annual Meeting. You should also be aware

that pursuant to Rule 14a-8(h), the text of which is included in Exhibit A, you or your representative who is qualified under state law to present the proposal on your behalf must attend the Annual Meeting to present the proposal.

Most large U.S. brokers and banks deposit their customers' securities with and hold their securities through the Depositary Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Only brokers or banks that participate in the DTC are considered a record holder under the Rule. You can confirm whether your broker is a DTC participant by checking DTC's participant list, which is available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If your broker is a DTC participant, then you need to submit a written statement from your broker verifying that, as of the date your e-mail was submitted, you continuously held the required amount of the Company's shares for at least one year. If your broker is not a DTC participant, you will need to obtain this proof of ownership from the DTC participant through which your shares are held. If you do not know which DTC participant holds your shares, you should be able to find who this participant is by asking your broker. Additionally, you may also be able to learn the identity of this DTC participant from your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant knows your broker's holdings, but does not know your individual holdings, you can satisfy the requirements of the Rule by obtaining and submitting two proof of ownership statements (one from your broker confirming your ownership, and the other from the DTC participant confirming your broker's ownership) verifying that, at the time your proposal was submitted, February 21, 2013, the required amount of shares were continuously held for at least one year.

In order to remedy the deficiencies noted above, you must provide the Company with both (i) proof of your beneficial ownership as described above and (ii) a statement regarding your intent to hold the shares as required by the Rule. Your response must be postmarked or submitted electronically no later than 14 calendar days from the date you receive this letter. If you do not respond to this notice of deficiency, the Company will be permitted to exclude your Proposal from its proxy materials. Please also note that the Company reserves the right to seek to exclude your proposal on any other applicable substantive or procedural basis under Rule 14a-8. Please address any response to my attention at 2600 Kelly Road, Suite 100, Warrington PA 18976-3622, Attn: Corporate Secretary. Additionally, you can send me your response by facsimile at 215-488-9557 or by e-mail to **KFitzgibbon@DiscoveryLabs.com**. Please also provide your mailing address in any future correspondence. Thank you very much.

Sincerely,



Kathleen W. Fitzgibbon
Manager, Senior Paralegal

that pursuant to Rule 14a-8(h), the text of which is included in Exhibit A, you or your representative who is qualified under state law to present the proposal on your behalf must attend the Annual Meeting to present the proposal.

Most large U.S. brokers and banks deposit their customers' securities with and hold their securities through the Depositary Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Only brokers or banks that participate in the DTC are considered a record holder under the Rule. You can confirm whether your broker is a DTC participant by checking DTC's participant list, which is available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

If your broker is a DTC participant, then you need to submit a written statement from your broker verifying that, as of the date your e-mail was submitted, you continuously held the required amount of the Company's shares for at least one year. If your broker is not a DTC participant, you will need to obtain this proof of ownership from the DTC participant through which your shares are held. If you do not know which DTC participant holds your shares, you should be able to find who this participant is by asking your broker. Additionally, you may also be able to learn the identity of this DTC participant from your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant knows your broker's holdings, but does not know your individual holdings, you can satisfy the requirements of the Rule by obtaining and submitting two proof of ownership statements (one from your broker confirming your ownership, and the other from the DTC participant confirming your broker's ownership) verifying that, at the time your proposal was submitted, February 21, 2013, the required amount of shares were continuously held for at least one year.

In order to remedy the deficiencies noted above, you must provide the Company with both (i) proof of your beneficial ownership as described above and (ii) a statement regarding your intent to hold the shares as required by the Rule. Your response must be postmarked or submitted electronically no later than 14 calendar days from the date you receive this letter. If you do not respond to this notice of deficiency, the Company will be permitted to exclude your Proposal from its proxy materials. Please also note that the Company reserves the right to seek to exclude your proposal on any other applicable substantive or procedural basis under Rule 14a-8. Please address any response to my attention at 2600 Kelly Road, Suite 100, Warrington PA 18976-3622, Attn: Corporate Secretary. Additionally, you can send me your response by facsimile at 215-488-9557 or by e-mail to **KFitzgibbon@DiscoveryLabs.com**. Please also provide your mailing address in any future correspondence. Thank you very much.

Sincerely,

Kathleen W. Fitzgibbon
Manager, Senior Paralegal

EXHIBIT A

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will

assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;
(ii) Would remove a director from office before his or her term expired;
(iii) Questions the competence, business judgment, or character of one or more nominees or directors;
(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;
(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]